UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ISSUER DIRECT CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

46520M204
(CUSIP Number)

Ms. Laura Klare
EQS Group AG
Karlstrasse 47
Munich, Germany 80333
Telephone: +49 (0)89 210 298 0

Copy to:
Ira L. Kotel, Esq.
Asim Grabowski-Shaikh, Esq.
Dentons US LLP
1221 Avenue of the Americas
New York, NY 10020
Telephone: (212) 768-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

September 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M204

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO.
EQS Group AG, a German Stock Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC and BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
241,916

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
241,916

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
241,916

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.19%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based upon 2,954,092 shares of Common Stock outstanding as of August 7, 2017, as reported in the Issuer's Definitive Proxy on Schedule 14A, filed with the Securities and Exchange Commission on August 7, 2017.

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SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 25, 2017 (the "Schedule 13D") relating to  the common stock, par value $0.001 per share (the "Common Stock”), of Issuer Direct Corporation, a Delaware corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms in this Amendment No. 1 have the meanings set forth for such terms in the Schedule 13D. This Amendment No. 1 amends and supplements the Schedule 13D to include the information set forth below. Except as specifically provided herein, this Amendment No. 1 does not supplement, restate, amend or modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) are hereby amended and restated in their entirety with the following:

(a)          EQS Group AG is deemed to have voting and dispositive power with respect to 241,916 shares of Common Stock of the Issuer, representing approximately 8.19% of the 2,954,092 shares of Common Stock issued and outstanding. The issued and outstanding shares of the Issuer's Common Stock referenced in the preceding sentence are as of August 7, 2017, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Commission on August 7, 2017.

(b)          EQS Group AG is deemed to have sole voting power and sole dispositive with respect to 241,916 shares of the Issuer's Common Stock.

(c)          During the past 60 days, EQS Group AG acquired beneficial ownership of 145,839 shares of the Issuer’s Common Stock through acquisitions made between July 19, 2017 and September 8, 2017 on the open market at prices ranging from $12.10  per share to $12.60 per share (exclusive of any fees, commissions or other expenses). Transactions in the Common Stock effected by the Reporting Persons since the filing of Schedule 13D are set forth on Schedule A to this Amendment No. 1. All of the transactions reflected in Schedule A to this Amendment No. 1 were effected in open market transactions on the NYSE American Stock Market and other market places in the ordinary course of the Reporting Person’s business. Upon request, the Reporting Person hereby undertakes to provide to the Issuer, any stockholder of the Issuer, or the Staff of the Commission, full information regarding the number of shares of the Issuer’s Common Stock purchased and the prices of each trade within the ranges set forth in this Item 5(c).

Except as set forth in Schedule A to this Amendment No. 1, neither EQS Group AG, nor any person listed on Schedule I to the Schedule 13D, has effected any transactions in the Issuer's Common Stock since the filing of the original Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2017

Signature:

EQS Group AG

By:	/s/ Andre Silverio Marques
Andre Silverio Marques Financial Director

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SCHEDULE A

TRANSACTIONS SINCE FILING OF SCHEDULE 13D

Transactions in the Common Stock effected by the Reporting Persons since the filing of Schedule 13D are set forth below. Such transactions involved the purchase of shares on the NYSE American (formerly NYSE MKT) Stock Market and other market places. The prices reported below reflect the weighted average purchase price of the shares of Common Stock sold on the relevant date. The Reporting Person hereby undertakes to provide upon request to the Commission staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
8/25/2017	Purchase	12.453[1]	4,161
8/28/2017	Purchase	12.498[2]	6,000
8/29/2017	Purchase	12.500	4,000
8/30/2017	Purchase	12.500[3]	5,400
8/31/2017	Purchase	12.500	600
9/1/2017	Purchase	12.497[4]	1,588
9/5/2017	Purchase	12.400	4
9/6/2017	Purchase	12.500	39,151
9/7/2017	Purchase	12.457[5]	14,176
9/8/2017	Purchase	12.500	400

[1]	This transaction was executed in multiple trades at prices ranging from $12.40 - 12.50.

[2]	This transaction was executed in multiple trades at prices ranging from $12.45 - 12.50.

[3]	This transaction was executed in multiple trades at prices ranging from $12.40 - 12.50.

[4]	This transaction was executed in multiple trades at prices ranging from $12.40 - 12.50.

[5]	This transaction was executed in multiple trades at prices ranging from $12.45 - 12.50.